Exhibit 99.2

WSFS FINANCIAL CORPORATION

NOTICE OF GRANT OF NON-PLAN STOCK OPTION

WSFS Financial Corporation (the “Company”) has granted to the Participant an option (the “Option”) to purchase certain shares of Stock of the Company, as follows:

Participant:	Mark Turner

Grant Date:	February 28, 2013

Number of Option Shares:	250,000 subject to adjustment as provided by the Option Agreement.

Exercise Price:	$49.52

Option Expiration Date:	February 28, 2020

Tax Status of Option:	Nonstatutory Stock Option

Vesting:

Except as provided in the Option Agreement, 40% of the Option shall become exercisable on February 28, 2015, and 20% of the Option shall become exercisable on each anniversary of the Grant Date, such that 100% of the Option will become exercisable as of the fifth anniversary of the Grant Date.

Acceleration Events:

To the extent the Option remains unvested, it will become exercisable upon the occurrence of the events specified in Section 6 of the Option Agreement.

Stockholder Approval Condition:	This Option is subject to stockholder approval as set forth in the Option Agreement. If such approval is not obtained this Option will terminate and be null and void. In addition, this Option may not be exercised prior to its approval by the stockholders of the Company.

By their signatures below or by electronic acceptance or authentication in a form authorized by the Company, the Company and the Participant agree that the Option is governed by this Grant Notice and by the provisions of the Option Agreement, which are made a part of this document. The Participant represents that the Participant has read and is familiar with the provisions of the Option Agreement, and hereby accepts the Option subject to all of its terms and conditions.

WSFS FINANCIAL CORPORATION		PARTICIPANT

By:
	[officer name]	Signature

[officer title]
Date

Address:
Address